Exhibit 4.1

                                   Law Offices
                                       of
                               MICHAEL L. CORRIGAN
                           City National Bank Building
                              4275 Executive Square
                                    Suite 210
               TELEPHONE (858) 531-5984          La Jolla, CA  92037
                               Fax (858) 824-0452

                                 October 9, 2003



Mr. Richard Szymanski
Chief Executive Officer
Redox Technology Corp.
3828 West Davis, Suite 308
Conroe, TX 77304

                              Engagement Agreement

Dear Mr. Szymanski:

     The purpose of this letter is to confirm our association as special and limited counsel for Redox Technology Corp. a Delaware corporation (the "Client") in connection with the securities and other legal work to be performed by The Law Offices of Michael L. Corrigan (the "Firm") on an ongoing basis as requested by you. Please pardon the formality of this letter but it is intended to set out the details of our relationship as required by the California Business and Professions Code section 6148 and is intended to fulfill the requirements of that section. The Firm's services will not include, among other areas of law, any litigation of any kind, whether in court, in administrative hearings or before government agencies or arbitration tribunals, although we will assist in locating appropriate legal counsel and coordinate any litigation matters, at your request. This letter agreement (the "Agreement") will set forth in writing, which will be signed by the Firm and the Client, our understanding and agreement regarding the scope of our representation. All agreements relating to fees and responsibilities are contained within the provisions of this Agreement.

     This Agreement will not take affect, and we will have no obligation to provide legal services, until you return a signed copy of this Agreement and pay the retainer, if any, called for in Paragraph 3 of this Agreement.

     1. Scope and Duties of the Firm and the Client.

     You have requested, and we have agreed, subject to the terms of this Agreement, to provide legal services in connection with such matters as you shall from time to time specifically refer to us for legal representation. We shall provide those legal services reasonably required to represent the Client, and shall take reasonable steps to keep the Client informed of the progress and to respond to the inquiries of the Client. The Client agrees to be truthful with us, cooperate with us, keep us informed of developments, abide by this Agreement, pay our bills on time, and keep us advised of its address and telephone number. Our engagement will be strictly limited to those matters for which we are specifically asked to render services, and we do not undertake to, and shall have no responsibility for, advice with respect to matters we are not specifically asked to address. Nothing in this Agreement and nothing in the Firm's statements to Client will be construed as a promise or guarantee about the outcome of Client's matter, including registration of the securities. The Firm makes no such promises or guarantees. The Firm's comments about the outcome of Client's matter are expressions of opinion(s) only.

     2. Fees and Costs.

     (a) As compensation for the services to be performed by the Firm pursuant to this Agreement, the Client agrees to pay fees to the Firm as provided in Exhibit A to this Agreement. The Client and the Firm will agree on the scope and cost of the services as they are requested.

     (b) The Client agrees to pay the Firm, in accordance with this subparagraph 2(b) and in addition to the fees designated in subparagraph 2(a) herein, all costs and expenses incurred in performing legal services in connection with the representation described in this Agreement. Such costs and expenses may include, without limitation, long distance telephone calls, messenger and other deliveries, postage, charges for computer research and outside assisted legal research, expenses such as parking, airfare, meals and hotel accommodations which shall be in addition to the hourly rates for photocopying and other reproduction charges, clerical staff overtime, word processing charges, charges for computer time, and other similar items. Except as may be listed on Exhibit A, all such items will be charged to the Client at the Firm's cost. The charges for any items listed on the attached Exhibit A are subject to periodic change upon reasonable notice by the Firm to the Client. The Client agrees to pay in advance all costs incurred in connection with the representation described herein, however, as a courtesy, the Firm from time to time will advance some of these minor costs and the Client will be billed for such advances. The Firm will attempt to obtain an estimate for any major expenses prior to incurring such an expense so that the Firm may clear such major expense with the Client.

     3. Retainer.

     The Client hereby agrees to deliver, upon execution of this Agreement, a retainer in the amount provided in Exhibit A to this Agreement. The shares of common stock delivered as retainer shall be deposited in the Firm's account and shall remain in the account for so long as this Agreement shall remain in effect. Upon termination of this Agreement, as set forth below, the shares representing the retainer shall be returned to Client or, if mutually agreed, applied against any outstanding fees, costs or expenses. This Agreement shall not become effective until the Firm has received such retainer.

     4. Billings.

     The Firm will send the Client an invoice for fees and costs incurred on a quarterly basis. Invoices shall be payable upon receipt. The Firm's invoice shall clearly state the basis for a charge, including the amount, rate and basis for calculation (or other method of determination) of the Firm's costs and expenses. The firm's invoices shall clearly show the application of any retainer amounts to the payment for the fees and costs incurred, as well as the remaining amount of any retainer deposited with the Firm.

     5. Termination of Services.

     The Client shall have the right at any time to terminate the Firm's service upon written notice to the Firm, and the Firm shall immediately after receiving such notice cease to render additional services. Such determination shall not, however, relieve Client of the obligation to pay the fees due for services rendered and costs incurred prior to such termination subject to Exhibit A hereto. If the Client falls to meet any of its obligations under this Agreement, the Firm shall have the right to terminate this Agreement, and the Client shall take all steps necessary to free the Firm of any obligation to perform further, including, without limitation, the execution of any documents necessary to complete the Firm's discharge or withdrawal. The right of the Firm hereunder is in addition to those created by statute or recognized by Rules of Professional Conduct.

     In the event it becomes necessary for the Firm to institute legal action to recover any amount due pursuant to the terms of this Agreement, the prevailing party in such action will be entitled to reasonable attorney fees and costs incurred in such action and enforcement of any judgment.

     6. Conflicts of Interest.

     The parties to this letter agreement acknowledge that there may be conflicts of interest in having the Firm represent any members of the Client. To the extent that certain agreements and arrangements may be made among various members of the Client, the Firm may have conflicts of interest if it represented any such members. Therefore, the parties hereby acknowledge and agree that the Firm represents only Redox Technology Corp. and does not represent any other party, person or entity. Furthermore, the Client hereby acknowledges that in connection with this engagement agreement, the Client is represented by independent legal counsel and that the Company has had the benefit of independent legal advice.

     7. Binding Arbitration.

     The parties hereto agree that any dispute under this Agreement shall be submitted to binding arbitration by the San Diego County Bar Association pursuant to California Business and Professions Code Section 6200 et seq. or, should that organization decline to arbitrate the dispute, before the State Bar of California pursuant to California Business and Professions Code Section 6200. Subject to applicable Bar Association rules, the prevailing party in any such arbitration shall be awarded its reasonable costs and attorneys' fees incurred in connection with the dispute.

     8. Miscellaneous.

     Please be advised that the Firm: (i) is a professional corporation established under the laws of the State of California; (ii) does not maintain Errors and Omissions insurance or any other professional liability insurance; and, (iii) is not affiliated with Equitilink, LLC. or any other investor relations firm.

     If you have any questions with regard to any matter set forth in this Agreement, or if you have some different understanding of any portion of this Agreement, please contact the undersigned immediately so that we can discuss those items and determine if we will be able to reach an agreement by which we will represent you.

     If the foregoing correctly sets forth our understanding and agreement, please date, sign and return this Agreement in the return envelope, indicating that it meets with your approval. A copy of this Agreement is enclosed for your file. We appreciate the confidence you have expressed by asking our firm to represent you.

Sincerely,

     THE LAW OFFICES OF MICHAEL L. CORRIGAN

/s/ Michael L. Corrigan
-----------------------------
Michael L. Corrigan
For the Firm

THE UNDERSIGNED HAS READ THE FOREGOING LETTER, APPROVED IT, AND AGREES WITH ALL OF ITS TERMS AND CONDITIONS.

Dated: October 28, 2003

CLIENT


REDOX TECHNOLOGY CORP.

By:/s/ Richard Szymanski
----------------------------------
Richard Szymanski, CEO


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                                    EXHIBIT A

1. Retainer:            None.

2. Fees: In consideration of the Firm providing the Client with professional services subsequent to the execution of this Agreement, within 5 days following the execution of this Agreement, Client agrees to register, via a Securities Act of 1933 S-8 Registration Statement ("S-8"), at least 3,000,000 shares of the Client's common stock.


3. Costs and Expenses Charged to Client above the Firm's Cost:

     Photocopying                          $0.20 per copy
     Facsimile (Outgoing)                  $0.55 per page

     Other                                  at Firm's Cost